Ballard Power Systems Inc.

News Release

Ballard To Provide Megawatt Scale Clean Power Generation System in Bordeaux, France

For Immediate Release – July 22, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed an agreement to provide a 1 megawatt (1MW) ClearGen™ fuel cell distributed generation system for Hydrogène de France (HDF) which will be deployed at an AkzoNobel (www.akzonobel.com) sodium chlorate chemical plant in Bordeaux Métropole, France. In addition, Ballard will provide engineering services support for the program.

Kevin Colbow, Ballard’s Vice President, Technology Solutions said, “This Technology Solutions transaction is another demonstration of Ballard’s competency in addressing customer needs in a variety of application areas. This program will benefit from our experience with the one megawatt ClearGen™ system that has been successfully operating to provide peak power at Toyota’s Torrance California campus over the last two years.”

Powered by its proprietary proton exchange membrane (PEM) fuel cells, the Ballard ClearGen™ clean energy system will enable HDF to generate electricity and supply it to the local grid, helping satisfy local power demands.

The ClearGen™ system is suitable for locations that have a demand for clean energy, high incumbent utility rates, and a ready source of hydrogen; potential customers include chemical producers, remote communities and utilities with a renewable power mandate. In the case of AkzoNobel, production processes used at its chemical facility in Bordeaux Métropol generate by-product hydrogen which will be used to fuel the ClearGen™ system.

The program announced today will be partially funded by the EU Fuel Cells and Hydrogen Joint Undertaking (FCH-JU), with the remaining funding to be provided by HDF and its partners. The FCH-JU is supporting this program to help define EU standards of fuel cell integration and to validate progress made in increasing stack life.

The program agreement is structured in two phases. Under the first phase, targeted for completion in mid-2016, Ballard will receive an initial payment of €1.7 million to undertake engineering services and core component development work. Under the second phase, targeted for completion in 2017, Ballard will receive an additional €1.7 million for onsite assembly and commissioning, subject to Hydrogène de France securing necessary funding to complete the project.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com